April 17, 2008

SAVE VIRTUALSCOPICS, INC. BY VOTING “NO” to
CURRENT LEADERSHIP

Dear Fellow Shareholders,

We need your help. We are activist shareholders seeking to restore VirtualScopics’ opportunity to succeed by encouraging the current leadership to change. Under their guidance:

☐	The share price has plunged over 90%, wiping out more than $100 Million in value
☐	The NASDAQ has warned that VirtualScopics’ stock may be de-listed
☐	VirtualScopics Executives continue to be rewarded with lavish compensation and generous stock option grants as your share value declines
☐	The Board of Directors tries to adopt anti-shareholder policies, such as a staggered board election and nomination of colleagues to fill vacant seats

As co-founders, shareholders and investors in VirtualScopics, we believe strongly in the company’s potential for success. We are convinced that its strong foundation of technology and market need give it an unmatched opportunity for growth and profitability, as evidenced by its early success. Unfortunately we have become increasingly concerned about the company’s ability to successfully realize its potential under the guidance of the current board of directors and management team, and need your help to rescue this opportunity before it is lost.

Specifically, we question several strategic, operational and financial developments at the company. To clearly communicate concern about these developments, we believe it is important to vote “NO” to the election of the majority of the board members. We urge you to join us to insist the company change its leadership, strategy and direction and immediately address these critical strategic, operational and financial issues.

In order to ensure that VirtualScopics urgently addresses core problems, we recommend voting “NO” (i.e., identified by marking the “EXCEPTIONS” category on the proxy) and by writing the following board member names into the “To withhold vote for any individual nominee” section:

•	Jeffrey Markin
•	Robert Klimasewski
•	Terence Walts
•	Sidney Knafel
•	Colby Chandler
•	Norman Mintz, Ph.D.
•	Dan Kerpelman

Even if you have already submitted a proxy card, you may revoke your proxy and reclaim your right to vote up to and including the day of the Annual Meeting by giving written notice to VirtualScopics’ Secretary, by delivering a proxy card dated after the date of the proxy or by voting in person at the Annual Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed to: VirtualScopics, Inc, 500 Linden Oaks, Rochester, New York, 14625. Attention: Molly Henderson, Secretary.

We also encourage you to contact us with any questions, concerns or suggestions you may have. You may reach us at (585) 586-3886, or at proxyvscp@gmail.com. Please take the time to read and consider the following, which represent some of our most significant concerns regarding VirtualScopics leadership, strategy and direction.

Poor Corporate Governance
The current board of directors has demonstrated a lack of regard for the interests of shareholders:

(a)
Plummeting Stock Price and Possible De-Listing: The share price of the company’s stock has declined from a high of $7.75 per share to $0.87 (as of January 31st), representing a decline of nearly 90% during a span of a little more than 2 years. In aggregate this represents a loss of over a $100 million in the market value of the company. The stock price decline can be interpreted as a complete loss of faith by Wall Street in the management and future prospects of the company. The current state of the company’s stock price and market capitalization have reached such a low point that the NASDAQ has officially notified the company that it will be de-listed unless it comes within NASDAQ compliance by August 6, 2008. It appears that the company did not take any pro-active steps to prevent the price from declining below $1 per share. The current proposal for a reverse-split is yet another example of a reactive attempt to address an issue too late without any visible proactive planning.

(b)
Significant Executive Compensation & Options Awards Despite Possible De-Listing: For 2007, the value of CEO Jeff Markin’s compensation package is estimated at $670,738. It is irresponsible and disrespectful to the shareholders that despite the dramatic share price declines and potential de-listing that occurred under his leadership, the board of directors chose to approve significant additional stock option grants to the CEO and CFO. Mr. Markin’s most recent grant on February 26th, 2008 of 500,000 shares, represents approximately 2% of the currently outstanding common stock of the company. Most disturbing is the fact that this very large grant was approved by the board only two weeks AFTER the company received the notice of possible de-listing. While the management team has received generous compensation packages and larger stock option grants, the shareholders of the company have suffered.

(c)
Lack of Independence and Fit of New Board Nominee: VirtualScopics notes in its proxy: “The Board of Directors has concluded that Messrs. Walts, Knafel, Chandler, Phelps and Mintz are “independent” as defined by Nasdaq and under Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as that term relates to membership on the Board of Directors.” By omission, Mr. Kerpelman does not qualify as an “independent”, along with Messrs. Klimasewski and Markin.

(d)
Proposing Methods to Shield the Board from Shareholder Input: As was reported in a VirtualScopics press release dated March 5th, the board of directors (excluding Dr. Saara Totterman) approved a proposal to stagger the board into three classes of directors to serve three year terms each. This is generally a tactic that is employed in order to limit shareholder input in a company as it would take three annual shareholder meetings to replace a board. The approval by the board of such a protectionist tactic goes directly against shareholder interest.

Flawed Business Strategy
The current board and management team have chosen to pursue a business strategy that is unlikely to increase shareholder value for the following reasons:

(e)
Strategic Positioning Leading to Low Market Capitalization: Traditionally, VirtualScopics has been positioned as a high-end technology company. These companies typically trade at three to six times revenues. As described in the latest shareholder teleconference and annual report jacket, VirtualScopics is seeking to move away from research and technology to mainstream clinical research services. The revenue multiple that is currently awarded to Imaging CROs is around 2x revenues based on the current comparable of Bio-Imaging Technologies as well as recent acquisitions completed by Bio-Imaging Technologies. As a result, the market capitalization reflective of VirtualScopics’ future strategy based on 2007 revenues would be $11.2 million, which is actually below the current market cap. Choosing to compete in the “low end” segment reduces the shareholder value provided by revenue growth and may cause price erosion and margin pressure due to lack of differentiation and increased competition, further hampering efforts to grow revenues, achieve profitability and restore VirtualScopics’ share price.

(f)
Poorly Conceived Belief that “Re-Branding” Is the Answer: The company announced in a Rochester Business Journal (RBJ) article dated March 23rd that they believed re-branding the company will solve its problems. The CRO industry is not highly brand sensitive and we believe VirtualScopics should conserve its cash position instead of wasting it on initiatives that are unlikely to deliver new customers or higher profits. Furthermore, CFO Molly Henderson compared VirtualScopics’ desired brand positioning with that of HR Block, a low end, seasonal financial services provider. This statement reflects an unsophisticated view of the company’s core business and value.

(g)
No Plausible Diagnostic Product Strategy: The company’s management has indicated for more than two years that they are planning to pursue the lucrative and large diagnostic market, raising funds for this objective. However, the company’s management team has made no measurable progress against this objective and provides extremely limited visibility about its plans on this initiative beyond vague references. It appears that the company has not developed a concrete plan to realize the diagnostic products opportunity. We are concerned the current board and management team lacks the knowledge, experience and skill to make it happen. Additionally, it is highly likely that the company’s stock price has been punished due to the apparent lack of strategy and progress toward introducing a diagnostic product.

Inability to Successfully Execute
The current board and management team have established a poor track record of successfully executing operational, financial and strategic tasks that are critical to the success and value of the company:

(h)
Extremely Sluggish Revenue Growth in Core Business: While VirtualScopics touts that the revenue growth of the company was approximately 25% from 2006 to 2007, this masks the fact that growth of the core business has been lagging. Based on the company’s annual report, the revenues associated with the non-core government business (i.e., Naval Research Laboratories) totaled $671,138. Discounting these non-core contracts, the core business grew at the anemic rate of 5%, significantly less than the estimated industry growth rate of 20% (based on Bio-Imaging Technologies’ growth rate). It is disturbing that even with highly differentiated technology, VirtualScopics is not able to keep up with the average growth rate of the industry.

(i)
Declining Margins in the Face of a Declining Cash Balance: Despite frequent management assurances of aggressive operational efficiency programs, the gross margins have plummeted. From Q4 of 2006 to Q4 of 2007 the gross margins have declined from 47% to 35%. We are concerned that the company’s board and management team may lack expertise to appropriately guide the company toward profitability. It appears that the company needs to take much more aggressive actions regarding its margin structure to drive its profitability efforts. These efforts to increase profitability are extremely critical because the company now has limited cash reserves and will face significant challenges in tapping capital markets for additional liquidity.

(j)
Historical Fund Raising Challenges That May Be Repeated: The company’s recent fund raising efforts are of great concern. The timing of the recent raise was highly troubling as it was done when the company had limited cash on hand, greatly complicating the ability to issue shares and resulting in deal terms that were highly unfavorable to early investors and common shareholders. Specifically, at the end of 2007, VirtualScopics’ balance sheet showed $4.5 million in cash and cash equivalents. Had VirtualScopics not announced the $4.35 million capital raise only three months earlier in September, the resources of the company would likely have been entirely exhausted. It is troubling that the cash balance had dwindled to what appeared to be a three month cushion and we, as shareholders, have grave concerns that this may be repeated in the future. The warrants that were issued to the purchasers at the time of the fund raising caused VirtualScopics to take a $1.4 million deemed dividend charge to account for the significant “discount” represented by the warrants issued at the time of the financing to the new shareholders.

(k)
Lack of Strategic Partnerships for Several Years: Under the original management team, the company executed a number of strategic relationships with industry leaders such as Pfizer and GE, providing the company with capital, customers and industry awareness. By contrast, the current management team has failed to execute any significant strategic relationships in the past five years. During this time, RadPharm, a company lacking technological differentiation, has signed a significant investment deal with Siemens, one of the world’s leading medical imaging systems manufacturers. With this partnership, RadPharm raised $10 million in contrast to VirtualScopics recent financing round of only $4.4 million. We believe that VirtualScopics technology represents a unique value proposition that has historically been highly attractive to large strategic partners and that these partnership activities should be actively pursued. Again, our concern is that the current board and management team have not demonstrated a track record of being able to close such strategic partnerships.

Despite these unfortunate and troubling events, we continue to believe strongly in the technology and the potential of VirtualScopics. However, we can no longer ignore the growing problems with VirtualScopics’ strategic direction, performance and resulting loss of share value under the company’s current governance and leadership.

We hope you will join us and other shareholders concerned with the recent performance and direction of VirtualScopics by voting “NO” and indicating to VirtualScopics leadership that change needs to occur.

Very Truly Yours,

Saara Totterman, MD, PhD
Co-Founder and Former Chief Medical Officer of VirtualScopics, Inc.

Jose Tamez-Pena, PhD
Co-Founder and Former Chief Technology Officer of VirtualScopics, Inc.

Timothy G. Cockshutt
Managing Director, Advantage Capital Partners, New York, Austin